GulfMark Offshore
Provides Update On Fourth Quarter 2005
& Conference Call Information

     HOUSTON - February 24, 2006 - GulfMark Offshore, Inc. (Nasdaq:GMRK) today provided updated information regarding the fourth quarter results for 2005.

     Mr. Bruce Streeter, President, said: "On our third quarter earnings call we said we would provide updated information once we had established what dry-docks were completed and what the costs implications would be on fourth quarter results. All indications are that the improving markets we encountered in 2005 will continue throughout 2006. We took advantage of a slight slow down in the spot market during the fourth quarter to better position ourselves for growing opportunities in 2006. We were able to conclude a number of dry docks during the latter stages of the quarter resulting in dry dock expense on the high end of the range based on two market driven decisions. We decided to increase the scope of the dry dock of one of the vessels which included several upgrades as well as maintenance items necessary to allow the vessel to operate independently for an extended period. This process meant that between dry-dock and mobilization, the vessel was out of service for the last six weeks of the quarter. At present it is on a contract with a range of between a minimum of 200 days and a maximum of nearly 600 days at an attractive dayrate. We also own one specialized pollution response/standby vessel that has for sometime only worked on a call out basis. We now have a contract for that vessel for more than 200 days in 2006 and additional days in 2007. Based on this contract, we went ahead and dry docked the vessel in the fourth quarter, which was not originally scheduled. Overall, the dry-dock cost was approximately $2.5 million in the fourth quarter. The combination of the dry dock costs and the positioning of vessels increased vessel expenses and reduced revenue from the North Sea based fleet, while revenues in the other regions increased. The impact from these changes was approximately $1.5-$2.0 million, or $0.07-$0.08 per share.

     In recent filings, we identified a potential claim by the Merchant Navy Pension Fund (MNOPF) in the UK which affects all companies that participate in this multi-employer pension plan. During the quarter, we received invoices from the fund of approximately $1.6 million which represents the total estimated liability of the Company related to this plan deficit. We recorded the total amount as an increase in operating costs, paying $0.3 million in cash and recording the difference as a liability which is due in installments over the next nine years. The MNOPF evaluates its assets and liabilities every three years through the funds actuaries and the company's liability may increase or decrease as a result of this valuation in the future. This increased cost will have an adverse effect on the fourth quarter of approximately $0.08 per share. Unless there is a further change in the position of the MNOPF, the actions taken largely put this matter behind us apart from a small annual payment in future years.

     As a result of the actions and changes identified, our result for the full year 2005 net income per share should be in the range of $1.85 to $1.87. These results are somewhat below anticipated

      GulfMark Offshore, Inc.
Press Release
February 24, 2006

numbers but were, however, based on decisions we feel appropriate to maximize the benefit from the opportunities we see in 2006 and beyond."

     GulfMark will hold a conference call to discuss the earnings with analysts, investors and other interested parties at 9:00 A.M. EST/8:00 A.M. CST on March 9, 2006. Those interested in participating in the conference call should call 877/381-5943 (706/679-4543, if outside the U.S. and Canada) 5 minutes in advance of the start time and ask for the GulfMark 4th Quarter Earnings conference. The conference call will also be available via audio web cast at http://www.vcall.com. A telephonic replay of the conference call will be available for 4 days, starting approximately 2 hours after the completion of the call, and can be accessed by dialing 800/642-1687 (international calls should use 706/645-9291) and entering access code 6002586.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-nine (59) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and India.

Contact:               Edward A. Guthrie, Executive Vice President
                             E-mail: Ed.Guthrie@GulfMark.com
                             (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.